FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-3 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Forecasts Operating Profit in 2010 and Announces Compliance with Revised  Bank Covenants

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: February 8, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Forecasts Operating Profit in 2010 and Announces Compliance
with Revised Bank Covenants

Company expects top-line to exceed $35 million in year 2010

Rishon Lezion, Israel — February 8, 2010 — B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (NASDAQ: BOSCD), a leading provider of RFID and supply chain solutions to global enterprises, today announced its outlook for 2010. The Company said it expects to turn an operating profit on a U.S GAAP (Generally Accepted Accounting Principles) basis, and is forecasting revenues exceeding $35 million for 2010.

On February 8, 2010, BOS and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi. In the loan documents, the Company and its Israeli subsidiaries undertook revised covenants for 2010. The Company is meeting the revised covenants and anticipates that it will continue to meet these covenants through December 31, 2010.

In addition, on February 4, 2010, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement of January 2008, whereby it has revised the schedule of remaining payments to Dimex Systems. The amendment provides for NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. In addition, NIS 600,000 were converted into long term convertible debentures on terms similar to those of the debentures the Company issued in July 2009.

Yuval Viner, BOS acting CEO, stated "Our backlog continues to grow, from $8.9 million in June 2009 to $12.7 million in December 2009, although our supply chain division is still adversely affected by the slowdown in the civil aircraft industry. We have reduced our bank loans by $1.6 million to $12.6 million in December 2009, from $14.2 million in June 2009. In January 2010, we successfully implemented a cost reduction plan. We are looking forward to a solid 2010 and to achieving operating profit, as we continue to launch new RFID-related products and services and strengthen our current supply chain offerings in Israel and abroad.”

Edouard Cukierman, Chairman of the Board, added, “The revised bank covenants, coupled with the integration efforts between our subsidiaries and a host of exciting projects in the pipeline, are key indicators that BOS can anticipate a successful and stable 2010.”

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSCD) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com

Contact:

B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925

Safe Harbor Regarding Forward Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.